Mercedes-Benz Auto Lease Trust 2018-B
Investor Report

Collection Period Ended   30-Jun-2019

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Jun-2019	30-Jun-2019		
Determination Date	11-Jul-2019			
Record Date	12-Jul-2019			
Payment Date	15-Jul-2019			
Interest Period of the Class A-1 Notes (from... to)	17-Jun-2019	15-Jul-2019	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2019	15-Jun-2019	15-Jul-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	345,000,000.00	336,920,705.98	307,414,410.58	29,506,295.40	85.525494	0.891056
Class A-3 Notes	365,000,000.00	365,000,000.00	365,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**791,940,705.98**	**762,434,410.58**	**29,506,295.40**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**975,299,829.91**	**945,793,534.51**			
present value of lease payments	468,134,652.21	302,735,283.43	283,729,896.79			
present value of Base Residual Value	734,220,258.80	672,564,546.48	662,063,637.72			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.040000%	853,532.46	2.474007	30,359,827.86	87.999501
Class A-3 Notes	3.210000%	976,375.00	2.675000	976,375.00	2.675000
Class A-4 Notes	3.310000%	248,305.17	2.758333	248,305.17	2.758333
Total		**2,078,212.63**		**$31,584,508.03**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,142,237,165.46**	**915,182,084.36**	**885,675,788.96**

Available 2018-B Collections	
Lease Payments Received	18,873,632.64
Net Sales Proceeds-early terminations (incl Defaulted Leases)	12,708,534.89
Net Sales Proceeds-scheduled terminations	5,642,531.26
Excess wear and tear included in Net Sales Proceeds	35,918.31
Excess mileage included in Net Sales Proceeds	94,868.59
Subtotal	37,224,698.79
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	75,344.86
Total Available Collections	**37,300,043.65**

Distribution on the Exchange Note	
(1) Total Servicing Fee	812,749.86
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.32%)	2,532,003.77
(3) Exchange Note Principal Distributable Amount	29,506,295.40
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,448,994.62
Total Distribution	**37,300,043.65**

Available Funds ABS Notes	
Total Exchange Note Payments	32,038,299.17
Reserve Account Draw Amount	0.00
Total Available Funds	**32,038,299.17**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,078,212.63
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	29,506,295.40
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	453,791.14
Total Distribution	**32,038,299.17**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	812,749.86	812,749.86	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,078,212.63	2,078,212.63	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	853,532.46	853,532.46	0.00
thereof on Class A-3 Notes	976,375.00	976,375.00	0.00
thereof on Class A-4 Notes	248,305.17	248,305.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,078,212.63	2,078,212.63	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,506,295.40	29,506,295.40	0.00
Principal Distribution Amount	29,506,295.40	29,506,295.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,687.18
minus Net Investment Earnings	5,687.18
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,687.18
Net Investment Earnings on the Exchange Note	
Collection Account	69,657.68
Investment Earnings for the Collection Period	75,344.86

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	975,299,829.91	26,072
Principal portion of lease payments	12,558,795.96	
Terminations- Early	9,987,954.52	
Terminations- Scheduled	4,688,173.29	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,271,371.63	
Securitization Value end of Collection Period	945,793,534.51	25,574
Pool Factor	78.66%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	17.11
Weighted Average Seasoning (months)	14.51	20.88
Aggregate Base Residual Value	864,523,315.42	741,838,790.57
Cumulative Turn-in Ratio		87.47%
Proportion of base prepayment assumption realized life to date		53.19%
Actual lifetime prepayment speed		0.47%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	944,005,362.26	25,531	99.81%
31-60 Days Delinquent	1,050,809.04	28	0.11%
61-90 Days Delinquent	643,188.38	13	0.07%
91-120 Days Delinquent	94,174.83	2	0.01%
Total	945,793,534.51	25,574	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.078%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,291,349.18	37	7,753,694.87	202
Liquidation Proceeds	1,292,341.00		6,678,794.42	
Recoveries	36,927.25		971,018.42	
Principal Net Credit Loss / (Gain)	(37,919.07)		103,882.03	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.047)%
Prior Collection Period	0.074 %
Second Prior Collection Period	(0.230%)
Third Prior Collection Period	0.184 %
Four Month Average	(0.005)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.009%

Average Net Credit Loss / (Gain)   514.27

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	15,656,150.26	461	125,195,981.39	3,762
Sales Proceeds and Other Payments Received	16,431,295.32		127,562,133.93	
Residual Loss / (Gain)	(775,145.06)		(2,366,152.54)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.968)%
Prior Collection Period	(0.182%)
Second Prior Collection Period	0.049 %
Third Prior Collection Period	0.940 %
Four Month Average	(0.040)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.197)%

Average Residual Loss / (Gain)   (628.96)